Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of Medicenna Therapeutics Corp. and further agree that this agreement be included as an exhibit to such filings. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this February 10, 2022.

/s/ Fahar Merchant
Name:	Fahar Merchant
Title:	Chairman, President and Chief Executive Officer, Medicenna Therapeutics Corp.

/s/ Rosemina Merchant
Name:	Rosemina Merchant
Title:	Chief Development Officer, Medicenna Therapeutics Corp.

ARIES BIOLOGICS INC.

By:	/s/ Fahar Merchant
Name:	Fahar Merchant
Title:	Chairman, President and CEO